

October 20, 2010

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239

> **Re: Erickson Air-Crane Incorporated**
> **Amendment No. 4 to**
> **Registration Statement on Form S-1**
> **Filed October 5, 2010**
> **File No. 333-166752**

Dear Mr. Ryan:

     We have received your response to our prior comment letter to you dated September 24, 2010 and have the following additional comments.

General

1. We note your response to our prior comment one. Please balance references throughout the prospectus to the 2009 aircraft sale to a commercial customer to discuss what impact the put option had on your ability to consummate the sales transaction and that the put option gives the purchaser the option to return the aircraft on July 13, 2013. Please also revise here and elsewhere in the filing, as applicable, the cross-reference to the "Trends and Uncertainties" section of the Management's Discussion and Analysis of Financial Condition and Results of Operations to state "Trends and Uncertainties Affecting Our Business."

Explanatory Note Regarding 2010 Aircraft Sale, page ii

2. Please put a cross reference to the first risk factor on page 23 at the end of the second paragraph of this section.

The Offering, page 6

Use of Proceeds, page 6

3. Please revise this section and the "Use of Proceeds" section on page 29 to include a discussion of the actual availability under your credit agreement as discussed in the third risk factor on page 22. Additionally, please revise the third paragraph of this section to include the information set forth in the last two sentences of page 65.

Business, page 86

Legal Proceedings, page 101

4. Please revise to indicate the current status of the U.S. Forest Service claim proceedings.

Management, page 103

Compensation Committee Interlocks and Insider Participation, page 108

5. We note your response to our prior comment 16. Please revise to clarify whether any members of the compensation committee were formerly officers of the registrant. Refer to Item 407(e)(4)(i)(B) of Regulation S-K.

Part II

Exhibits Index, page II-6

6. We note that several of your exhibits to the registration statement have yet to be filed. Please file these exhibits with the filing of the next amendment to your registration statement or please advise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3574 with any other questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: John J. Halle, Esq.
        Fax: (503) 220-2480